Exhibit 99.1

Sapiens Launches Advanced Analytics Solution

Sapiens INTELLIGENCE is an analytics solution that enables life and P&C insurers to produce actionable insights and maximize the value of their data

Holon, Israel – March 31, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced the general availability of Sapiens INTELLIGENCE, a business intelligence and advanced analytics solution specifically designed for insurers.

Sapiens will highlight the new offering next week at The 2016 Life Insurance Conference in Las Vegas.

Sapiens INTELLIGENCE is designed to help today’s insurers, who are struggling to glean actionable insights from mountains of data as they formulate strategies and best determine which new products to bring to market. Integrated with both Sapiens IDIT (P&C) and Sapiens ALIS (L&A), Sapiens INTELLIGENCE is based on the advanced technology of SAP’s analytics platform. It empowers business users to leverage self-service analytics to rapidly draw conclusions and insights from raw data.

Sapiens INTELLIGENCE is comprised of two modules:

Sapiens SmartStore is a centralized data hub that houses and unifies data for all insurance reporting and analytics. It gathers data from Sapiens’ operational repository through a pre-defined ETL and intelligently transforms it into an insurance-domain set of business logical models, specifically designed for complex analytics.

Sapiens InfoMaster, an insurance-specific tool for enhanced decision-making, is Sapiens’ set of analytical applications that offers a wide range of advanced data visualization and analysis capabilities through reporting, dashboards, mobile experience and data discovery. Incorporating Sapiens’ best practices and three decades of experience, Sapiens InfoMaster helps insurers achieve greater efficiency and immediately begin reaping the benefits of analytics.

“Sapiens has mined our three decades of experience to create an innovative and fully functional analytics solution that is easily tailored to meet clients’ specific needs,” said Roni Al-Dor, Sapiens president and CEO. “Insurers will be able to unlock their silos of information and synchronize disparate data-points, resulting in data-driven decision-making that will provide tangible business benefits.”

With the easily extendable Sapiens INTELLIGENCE, insurers will benefit from:

•	Pre-integration between the two modules, offering insurers complete analytics capabilities

•	Consistency and coherency with Sapiens’ solutions upgrade paths, lowering the cost of ongoing maintenance

•	A pre-defined extraction and ETL layer that seamlessly and easily transforms transactional data into an analytical data model, reducing implementation costs

•	Easy-to-use, modern tools that are based on SAP’s innovative analytics platform, providing a top-notch user experience

•	A rich library of pre-defined reports and dashboards

•	Immediate connectivity to other corporate data warehouses or analytical tools, so insurers can preserve their current tools and applications

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com